

STIRA
CAPITAL MARKETS GROUP

18100 Von Karman Avenue, Suite 500 • Irvine, CA 92612
877-525-7264 • StiraCMG.com
Member: FINRA & SIPC

September 24, 2018

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Reissued Financial Statements for Stira Capital Markets Group, LLC

Please find attached our reissued financial statements per the request of our auditors, Ronald Blue & Co. CPAs and Consultants, LLP.

We are reissuing these because the Independent Auditors' Report was missing the following sentence: "We have served as Stira Capital Markets Group, LLC's auditor since 2009". There are no other changes to the reissued financial statements.

Should you have any questions, please let me know.

Sincerely,

Christina Butler
Chief Compliance Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stira Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18100 Von Karman Ave., Suite 500
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip D. Meserve, President & CEO 949-333-3777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co.
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave., Suite 1010	Santa Ana	California	92705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Phillip D. Meserve _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steadfast Capital Markets Group, LLC _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & CEO
Title

See attached certificate

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 27th day of February , 20 18 , by Phillip D. Meserve

---,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



LINDA SYHARATH
Notary Public - California
Orange County
Commission # 2157027
My Comm. Expires Jun 18, 2020

(Seal)

Signature _Linda Syharath_

RonaldBlue&Co.
CPAs and Consultants

Report of Independent Registered Public Accounting Firm

To the Members
Stira Capital Markets Group, LLC
Irvine, California

Stira Capital Markets Group, LLC (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 26, 2018

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM



Steadfast Capital Markets Group, LLC
18100 Von Karman Avenue, Suite 500
Irvine, CA 92612
P 877-525-SCMG (7264)
F 949.333-1798
W www.steadfastcompanies.com
Member: FINRA & SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Steadfast Capital Markets Group, LLC (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The company claims exemption from the custody and reserve provision of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2017 ending December 31, 2017.

Steadfast Capital Markets Group, LLC

Phillip D. Meserve
President & CEO
Dated: January 10, 2018

Proceed with Integrity • Value People • Embrace Opportunities • Pursue Excellence • Do Good as We Do Well

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED UPON PROCEDURES

To the Members
Stira Capital Markets Group, LLC
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Stira Capital Markets Group, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Steadfast Capital Markets Group, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Steadfast Capital Markets Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Steadfast Capital Markets Group, LLC's management is responsible for Steadfast Capital Markets Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 26, 2018

STIRA CAPITAL MARKETS GROUP, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
974	8/9/2017	SIPC	$ 521.99
10026	8/9/2017	SIPC	522.00
1029	1/25/2018	SIPC	126.21
10076	1/24/2018	SIPC	126.22
1036	2/22/2018	SIPC	870.89
10085	2/22/2018	SIPC	870.89
		Total payments made	$ 3,038.20

STIRA CAPITAL MARKETS GROUP, LLC

INDEPENDENT AUDITORS' REPORT
WITH FINANCIAL STATEMENTS

December 31, 2017

STIRA CAPITAL MARKETS GROUP, LLC

December 31, 2017

TABLE OF CONTENTS

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Stira Capital Markets Group, LLC
Irvine, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stira Capital Markets Group, LLC (the Company) as of December 31, 2017, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 26, 2018

STIRA CAPITAL MARKETS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	318,708
Accounts receivable		22,566
Prepaid expenses		27,941
Total assets	$	369,215

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	225,489
Total liabilities		225,489
Member's equity		143,726
Total liabilities and member's equity	$	369,215

STATEMENT OF INCOME
For the Year Ended December 31, 2017

Revenue

MBD Fees	$	1,544,178
Marketing and due diligence		505,800
Total revenue		2,049,978

Operating Expenses

Fees and licenses	3,201
Commissions	1,461,910
General and administrative	3,464
Legal and professional	126,040
Outside services	119,555
Shared expenses	515,858
Total operating expenses	2,230,028

Income before provisions for income taxes		(180,050)
Provision for income taxes		6,800
Net income (loss)	$	(186,850)

STIRA CAPITAL MARKETS GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2017

	Capital Contributions		Retained Earnings (Deficit)		Total	
Balances at December 31, 2016	$	415,201	$	(111,755)	$	303,446
Net income (loss)		-		(186,850)		(186,850)
Contributions		27,130		-		27,130
Balances at December 31, 2017	$	442,331	$	(298,605)	$	143,726

STIRA CAPITAL MARKETS GROUP, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended December 31, 2017

For the year ended December 31, 2017, no subordinated liabilities or agreements exist in the financial statements of Stira Capital Markets Group, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash flows from operating activities

Net income (loss)	$	(186,850)
Adjustments to reconcile net income (loss) to net cash change in operating activities:		
Changes in:		
Accounts receivable		136,717
Prepaid expenses		(2,115)
Accounts payable		106,579
Net change in cash from operating activities		54,331

Cash flows from financing activities

Member's contributions		27,130
Net change in cash from financing activities		27,130
Net change in cash		81,461
Cash and cash equivalents, beginning of year		237,247
Cash and cash equivalents, end of year	$	318,708

Supplemental disclosures of cash flow information

Cash paid for:

Income taxes	$	6,800
Interest	$	-

There were no investing or non-cash financing activities for the year ended December 31, 2017.

Note 1 – Summary of significant accounting policies

Organization and nature of business

On December 27, 2017 the firm changed the name from Steadfast Capital Markets Group, LLC to Stira Capital Markets Group, LLC (the Company). The Company, a Delaware limited liability company, was formed on May 1, 2009, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 based on limited business activity and it does not hold customer funds or securities. Upon active operations in March of 2009 the Company's business consists of the offering and sale of real estate and credit related investment products.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue recognition

Substantially all the revenue of the Company consists of commissions and due diligence fees from the sale of undivided interests in Stira Alcentra Global Credit Fund and Steadfast Apartment REIT III, Inc. Revenue is recorded upon the sale of these interests.

Concentrations of credit risk

Credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time the Company maintains cash deposits in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Revenue

The Company distributes all offerings and sale of undivided interests for Steadfast REIT Investments, LLC, and Steadfast Investment Holdings, LLC, both affiliates of Steadfast Companies. See Note 3 for related party disclosure.

Note 1 - Summary of significant accounting policies (continued)

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Management considers all accounts and commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded.

Income taxes

The Company, with the consent of its member, has elected to be taxed as a limited liability company (LLC) under the Internal Revenue Code and the laws of the applicable states in which they were formed. As a result of its election to be taxed as a LLC, the liability for federal income taxes is the obligation of the Company's member. As a result of this information, the Company is taxed on income for state income. For the year ended December 31, 2017, the Company's provision for taxes and related asset or liability includes State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, *Accounting for Uncertainty in Income Taxes*. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's statement of financial condition or income. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Note 2 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2017, the Company had net capital of $93,218, which was $78,185 in excess of its required minimum net capital of $15,033. The Company's aggregate indebtedness to net capital ratio was 241.89%, or 2.42 to 1 at December 31, 2017.

Note 3 — Related party transactions

The Company received commissions from affiliates totaling $1,544,178 from the sale of publicly registered undivided interests in a non-traded real estate investment trust and a unlisted closed-end fund for the year ended December 31, 2017. The Company is the securities and financial services division of Steadfast Companies.

The Company had entered into an expense sharing agreement with Steadfast REIT Services, Inc. (SRS), under which SRS would be responsible for the services rendered by employees for the benefit of the Company and in connection with regulatory, compliance, and securities industry advisory services associated with the offering and operations of current and future private and public offerings of securities. The Company reimburses SRS according to the terms of the expense agreements. During the year ended December 31, 2017, the Company paid $505,800 for costs related to the expense agreements.

The Company had entered into an expense sharing agreement with Steadfast Investment Properties, Inc. (SIP), under which SIP would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. The Company reimburses SIP according to the terms of the expense agreements. During the year ended December 31, 2017, the Company paid $9,900 for costs related to the expense agreements.

The Company is owned by Steadfast REIT Holdings, LLC (SRH).

Note 4 — Income taxes

The provision for income taxes for the year ended December 31, 2017, consisted of the following:

State	$ 6,800

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2017, the Company's tax years for 2013, 2014, 2015, and 2016 are subject to examination by the tax authorities. As of December 31, 2017, the Company is no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2012.

Note 5 — Subsequent events

Management has evaluated subsequent events through February 26, 2018, the date on which the financial statements were available to be issued.

STIRA CAPITAL MARKETS GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

Computation of net capital

Total member's equity	$	143,726
Deduct nonallowable assets		(50,508)
Net capital	$	93,218

Aggregate indebtedness

Items included in statement of financial condition:

Various liabilities	$	225,489
Total aggregate indebtedness	$	225,489
Ratio: Aggregate indebtedness to net capital		241.89%

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	5,000
6-2/3% of total aggregate indebtedness		15,033
Minimum dollar net capital required		15,033
Net capital, as calculated above		93,218
Excess (deficit) net capital		78,185
Net capital less 10% of total aggregate indebtness		70,669
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	93,218

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report
11

STIRA CAPITAL MARKETS GROUP, LLC

STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

The audit disclosed no violation of financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2017, with the final audit report attached.

STIRA CAPITAL MARKETS GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

STIRA CAPITAL MARKETS GROUP, LLC

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER THE RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

RonaldBlue&Co.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Stira Capital Markets Group, LLC
Irvine, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stira Capital Markets Group, LLC (the Company) as of December 31, 2017, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Stira Capital Markets Group, LLC's auditor since 2009.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 23, 2018